Exhibit (a)(1)(G)

September 4, 2003

Ladies and Gentlemen:

AMN Healthcare Services, Inc. (the “Company”) is inviting holders of its common stock, par value $0.01 per share (“Shares”), to tender their Shares for purchase by the Company at a price of $18.00 per Share, net to the seller in cash, without interest. The Company is also inviting employees who are holders of the 3,138,030 vested and exercisable options to purchase Shares (each, an “Option”) at exercise prices less than $18.00 per Share that were outstanding as of September 2, 2003 to tender each such Option for purchase by us at a price equal to $18.00, less the applicable exercise price of such Option, net to the seller in cash, without interest. On the terms and subject to the conditions set forth in the accompanying Offer to Purchase, dated September 4, 2003, the Company will purchase Shares and Options (collectively, “Securities”) with an aggregate purchase price of up to $180.0 million.

The offer is explained in detail in the enclosed Offer to Purchase, Letter of Transmittal and, for holders of Options, the Election to Tender Options. We encourage you to read these materials carefully before making any decision with respect to the offer. If you desire to tender your Securities, the instructions on how to tender Securities are also explained in detail in the accompanying materials.

Neither the Company nor the Board of Directors makes any recommendation to any holder of Securities as to whether to tender or refrain from tendering Securities. You must make the decision whether to tender your Securities and, if so, what amount of Securities should be tendered. The Company’s principal stockholders and certain members of its Board of Directors and management have informed the Company that they intend to tender a significant amount of Securities in the Offer. Therefore, we expect that the amount of Securities you tender will be reduced significantly pursuant to the proration procedures described in detail in the accompanying Offer to Purchase.

The offer is not conditioned on any minimum amount of Securities being tendered. The offer, however, is subject to certain other conditions, including the availability of financing, described in the enclosed Offer to Purchase.

Please note that the offer will expire at 12:00 midnight, Eastern Time, on October 1, 2003, unless it is extended. Questions with respect to the offer should be referred to Mellon Investor Services LLC, the Information Agent, at (800) 549-9249 (toll free throughout the U.S.).

On behalf of your Board of Directors, thank you for your continued interest and support.

Sincerely yours,

Steven C. Francis

Chief Executive Officer and Director